May 25, 2007

Ms. April Sifford, Branch Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Dear Ms. Sifford:

The following is in regards to your letter dated May 18, 2007, relating to the review of the Form 10-K of Rowan Companies, Inc. (File 1-05491) for the year ended December 31, 2006. We have repeated your comments below and responded to each.

Comment Number 1: Tell us and disclose why the useful life of your Super Gorilla and Tarzan Class rigs have a longer estimated useful life than your other rigs.

Response to Comment Number 1: Rowan continues to operate 14 offshore jack-up rigs that were placed into service at various dates during the 1971-1986 period. Many of those rigs had met or far exceeded their assigned useful lives of 12-15 years when our next rig, the Super Gorilla class Gorilla V, was delivered in 1998. The Super Gorilla class and the subsequent Tarzan Class were specifically designed to achieve greater drilling performance while encountering tougher well conditions. Each class of rig employs technological advances in load-bearing capability, power distribution and solids control designed to provide more efficient drilling to greater depths, which should help to ensure its continuing economic life to the Company. In addition, the Super Gorilla class was designed to operate year-round in extremely harsh environments. Thus, we elected at that time to use a longer useful life for the purpose of depreciating these newer generation rigs, and believed that a 25-year estimated useful life was and continues to be appropriate. This amount is within the range used by others in our industry. We did not think it appropriate, however, to change the useful lives of our existing rigs as they were near fully depreciated.

Comment Number 2: We note the owner’s motion for summary judgment was granted on January 25, 2007. Tell us and disclose if the $40 million difference between the owner’s claim and your insurance coverage was accrued at December 31, 2006.

Response to Comment Number 2: The granting of the owner’s motion for summary judgment on January 25, 2007 could make Rowan liable to the owner for the approximately $40 million difference between the owner’s claim and our insurance coverage, plus costs. However, we continue to believe that our interpretation of the charter agreement is correct and are vigorously pursuing an appeal to overturn the summary judgment ruling. We do not, therefore, believe that it is probable that we have incurred a loss, nor one that is estimatable, pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 5 (SFAS 5). Accordingly, we did not accrue the $40 million difference at December 31, 2006, but instead disclosed this matter and the magnitude of potential loss as a contingent liability as of that date pursuant to SFAS 5, paragraph 10.

Comment Number 3: Please revise your disclosure to comply with Item 308(c) of Regulation S-K. We note this same comment was issued in our prior year review of your form 10-K for the fiscal year ended December 31, 2005, and your acknowledgement of the omissions cited.

Response to Comment Number 3: We believe your comment refers to the omission of our disclosure of any change in our internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting, or that there were no changes in our internal controls over financial reporting during the fourth fiscal quarter. We acknowledge this omission. We did not have a material change in our internal control over financial reporting during the fourth fiscal quarter of 2006 and should have so stated in our Form 10-K.

We hope that our responses adequately address your concerns. While we acknowledge that our filing was deficient with respect to Comment Number 3, we respectfully request that we be allowed to correct these deficiencies in future filings rather than file an amendment to our Form 10-K.

As requested in your letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ W. H. WELLS

William H. Wells
Vice President - Finance and Chief Financial Officer